This Schedule 13D is only a re-formatted version of the Schedule 13D filed by the Reporting Persons on June 26, 2006.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Southern Union Company

_______________________________________________

(Name of Issuer)

Common Stock

(Title of Class of Securities)

844030106

(CUSIP Number)

Sandell Asset Management Corp.

40 West 57th Street

26th Floor

New York, NY 10019

Attention : Richard Gashler, General Counsel

212-603-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2006

_______________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No 84403016

1	NAME OF REPORTING PERSON Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,761,414
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,761,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,761,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,761,414
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,761,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,761,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,761,414
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,761,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,761,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,761,414
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,761,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,761,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED	8	SHARED VOTING POWER 10,761,414
BY EACH REPORT-ING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 10,761,414
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,761,414
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.62%
14	TYPE OF REPORTING PERSON IN

This Schedule 13D is a re-formatted version of the Schedule 13D filed by the Reporting Persons (as defined below) on June 26, 2006. No amendment has been made to the June 26, 2006 filing.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $1.00 per share (the “Common Stock”), of Southern Union Company, a Delaware corporation (“Issuer”).

The principal executive offices of Issuer are located at:

5444 Westheimer Road
Houston, Texas 77056

Item 2.	Identity and Background

(a)	NAME

The names of the persons filing this statement on Schedule 13D are: Castlerigg Master Investments Ltd., a British Virgin Islands company (“Castlerigg Master Investments”), Sandell Asset Management Corp., a Cayman Islands company (“SAMC”), Castlerigg International Limited, a British Virgin Islands company (“Castlerigg International”), Castlerigg International Holdings Limited, a British Virgin Islands company (“Castlerigg Holdings” and, collectively with Castlerigg Master Investments and Castlerigg International, the “Fund”), and Thomas E. Sandell, a citizen of Sweden (“Sandell”) (together, the “Reporting Persons”).

The shares of common stock beneficially owned by the Reporting Persons are owned directly by Castlerigg Master Investments. Castlerigg Holdings is the controlling shareholder of Castlerigg Master Investments and Castlerigg International is the controlling shareholder of Castlerigg Holdings.

SAMC is the investment manager of the Fund. The controlling shareholder of SAMC is Sandell.

(b)	RESIDENCE OR BUSINESS ADDRESS

The principal business address for each of Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands, Antilles.

The principal business address for each of SAMC and Sandell is 40 West 57th Street, 26th Floor, New York, New York, 10019.

(c)	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

The Fund is a private investment fund whose investment objective is to achieve superior investment returns, focusing primarily on a global, event-driven investment strategy, including global, event-driven risk arbitrage, reorganizations, mergers, spin-offs, liquidations and distressed securities and other situations.

Information regarding the directors, executive officers and/or control persons of Castlerigg Master Investments, Castlerigg International, Castlerigg Holdings, SAMC, and Sandell (collectively, the “Instruction C Persons”) is set forth in Appendix III attached hereto.

(d), (e)	CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, none of the Reporting Persons have: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f)	CITIZENSHIP

Castlerigg Master Investments, Castlerigg International and Castlerigg Holdings are British Virgin Islands companies.

SAMC is a Cayman Islands company.

Sandell is a citizen of Sweden.

Item 3.	Source and Amount of Funds or Other Consideration

Castlerigg Master Investments acquired the 10,761,414 shares of the Common Stock at an aggregate cost of $264,620,529.18. The funds used to purchase the shares of Common Stock were obtained from a combination of the general working capital of the investment entities managed by the Reporting Persons and margin account borrowings made in the ordinary course of business.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock for investment purposes in the ordinary course of business because they believed the shares to be undervalued in the market.

On June 26, 2006, SAMC sent a letter (the “Letter”) to the Board of Directors of the Issuer outlining steps SAMC believed the Issuer could take to maximize shareholder value for all Issuer shareholders. Among SAMC’s suggestions were that the Issuer (i) create a tax advantageous master limited partnership, (ii) continue to sell the remaining local gas distribution utilities and (iii) raise the annual dividend to $1 per share to bring the Company’s dividend policy more in line with the Issuer’s peers, and consider putting the Issuer up for sale. A copy of the letter is attached hereto as Exhibit A.

Except as described above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Depending on the Issuer’s response to the Letter and the stock price of the Issuer, among other things, the Reporting Persons may consider proposing a slate of nominees for election as directors at the Company’s next annual meeting. Representatives of SAMC may engage in discussions with members of the Issuer’s board of directors as well as with other shareholders of the Issuer regarding the suggestions contained in the Letter and other matters of interest to the Company’s shareholders.

Although none of the Reporting Persons has any specific plan or proposal to acquire or dispose of the shares of Common Stock, each Reporting Person at any time and from time to time may (i) acquire additional shares or securities of the Issuer, (ii) dispose of any or all of its securities of the Issuer, or (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in its securities of the Issuer, depending upon an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Persons as a group beneficially own 10,761,414 shares of Common Stock, representing 9.62% of the outstanding shares of Common Stock.

(b)	None of the Reporting Persons has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of the Shares.

Each of the Reporting Persons has shared power to vote and to direct the vote and shared power to dispose and to direct the disposition of the 10,761,414 shares of Common Stock held by Castlerigg Master Investments.

(c)	A list of the transactions in Issuer common stock that were effected by the Reporting Persons during the past sixty days is attached as Appendix I.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 5(c) for information regarding certain options.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix I:	List of the transactions in Issuer Common Stock that were effected by the Reporting Persons during the past sixty days.

Appendix II:	Joint Filing Agreement.

Appendix III:	Instruction C Person Information.

Exhibit A :	Letter to Issuer’s Board of Directors dated June 26, 2006 (the “Letter”).

Exhibit B :	Presentation to Issuer attached to the Letter.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 26, 2006

CASTLERIGG MASTER INVESTMENTS LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG INTERNATIONAL LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

/s/ Thomas E. Sandell
Thomas E. Sandell

APPENDIX I
TRANSACTIONS EFFECTED DURING THE PAST SIXTY DAYS

(All regular market transactions were effected on the New York Stock Exchange.)

Date of transaction	Person effecting transaction	Amount of securities Bought/ (Sold)	Price per share or unit	Where and how the transaction was effected
5/1/2006*	SAMC	75,000	$25.96080	Privately negotiated transaction
5/2/2006*	SAMC	75,000	25.68580	Privately negotiated transaction
5/3/2006*	SAMC	25,000	25.79850	Privately negotiated transaction
5/17/2006*	SAMC	25,000	23.79000	Privately negotiated transaction
5/24/2006*	SAMC	1,100	22.90000	Privately negotiated transaction
5/31/2006*	SAMC	304,100	24.38960	Privately negotiated transaction
6/1/2006****	SAMC	175,000	24.86370	Privately negotiated transaction
6/1/2006****	SAMC	1,200,150	24.86370	Privately negotiated transaction
6/1/2006****	SAMC	25,000	24.03970	Privately negotiated transaction
6/1/2006****	SAMC	25,000	26.06840	Privately negotiated transaction
6/1/2006****	SAMC	1,100	23.13910	Privately negotiated transaction
6/1/2006****	SAMC	75,000	25.96220	Privately negotiated transaction
6/1/2006****	SAMC	304,100	24.66020	Privately negotiated transaction
6/1/2006	SAMC	31,200	24.80510	Regular market transaction
6/1/2006	SAMC	50,000	24.82000	Regular market transaction
6/1/2006	SAMC	2,500	24.80000	Regular market transaction
6/1/2006	SAMC	71,100	24.82600	Regular market transaction

6/8/2006	SAMC	12,600	24.50140	Regular market transaction
6/8/2006	SAMC	86,000	24.48980	Regular market transaction
6/8/2006	SAMC	130,900	24.31260	Regular market transaction
6/9/2006	SAMC	591,900	24.53350	Regular market transaction
6/9/2006	SAMC	4,000	24.51500	Regular market transaction
6/9/2006	SAMC	68,200	24.52940	Regular market transaction
6/12/2006	SAMC	200,000	24.67870	Regular market transaction
6/12/2006	SAMC	100,000	24.56680	Regular market transaction
6/14/2006	SAMC	131,000	23.56160	Regular market transaction
6/14/2006	SAMC	166,600	23.51800	Regular market transaction
6/14/2006	SAMC	400,000	23.98580	Regular market transaction
6/15/2006	SAMC	2,142	24.31080	Regular market transaction
6/15/2006	SAMC	6,200	24.66000	Regular market transaction
6/15/2006	SAMC	125,000	24.45240	Regular market transaction
6/15/2006	SAMC	505,400	24.62900	Regular market transaction
6/16/2006	SAMC	551,000	25.09000	Regular market transaction
6/16/2006	SAMC	30,700	24.89580	Regular market transaction
6/19/2006	SAMC	50,000	24.80590	Regular market transaction
6/19/2006	SAMC	50,000	24.75000	Regular market transaction
6/19/2006	SAMC	5,848	24.91880	Regular market transaction
6/19/2006	SAMC	31,100	24.94150	Regular market transaction
6/19/2006	SAMC	510,600	24.89370	Regular market transaction
6/19/2006	SAMC	50,000	24.80590	Regular market transaction
6/19/2006	SAMC	49,800	24.75000	Regular market transaction
6/19/2006	SAMC	28,900	24.97000	Regular market transaction
6/20/2006	SAMC	25,000	24.75000	Regular market transaction
6/20/2006	SAMC	75,000	24.90070	Regular market transaction

6/20/2006	SAMC	250,000	25.08040	Regular market transaction
6/20/2006	SAMC	125,000	24.90070	Regular market transaction
6/20/2006	SAMC	20,000	24.75000	Regular market transaction
6/20/2006	SAMC	94,200	24.87500	Regular market transaction
6/20/2006	SAMC	361,000	24.80070	Regular market transaction
6/20/2006	SAMC	144,100	25.19940	Regular market transaction
6/21/2006	SAMC	492,000	25.64860	Regular market transaction
6/21/2006	SAMC	25,000	25.53000	Regular market transaction
6/22/2006	SAMC	188,200	25.63800	Regular market transaction
6/22/2006	SAMC	44,300	25.48300	Regular market transaction
6/22/2006	SAMC	13,019	25.57670	Regular market transaction
6/22/2006	SAMC	585,000	25.61730	Regular market transaction
6/22/2006	SAMC	5,100	25.49610	Regular market transaction
6/23/2006	SAMC	3,000	25.78000	Regular market transaction
6/23/2006	SAMC	100,000	25.60000	Regular market transaction
6/23/2006	SAMC	136,700	25.61160	Regular market transaction

*

These transactions represent privately negotiated back-to-back call and put transactions with a financial institution through which the Reporting Persons acquired an economic interest in such shares of Common Stock and as a result they were subject to the same economic gain or loss as if they had purchased the underlying shares.

****	These transactions represent the exercise of the call options and a sale of the put options to the same counterparty for the same number of shares.

APPENDIX II
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the common stock of Southern Union Company dated as of June 26, 2006 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Dated:	June 26, 2006

CASTLERIGG MASTER INVESTMENTS LTD.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

SANDELL ASSET MANAGEMENT CORP.

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG INTERNATIONAL LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By: /s/ Thomas E. Sandell
Thomas E. Sandell, Director

/s/ Thomas E. Sandell
Thomas E. Sandell

Appendix III
Information Regarding The Instruction C Persons
Castlerigg Master Investments Ltd. Executive Officers

Name	Title
NONE

Castlerigg Master Investments Ltd. Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg Master Investments Ltd., and the principal occupation and citizenship of each of those directors who are natural persons.

Name and Title	Principal Occupation	Address	Citizenship
Thomas E. Sandell	Portfolio Manager	40 West 57th Street, 26th Floor New York, NY 10019	Sweden
Daniel Mignon	Executive of an investment manager	Le Prince de Galles 10 Avenue de Grande-Bretagne MC-98000 Monte-Carlo MONACO	Belgium
InterCaribbean Services Ltd.	N/A	c/o Citco BVI Limited Citco Building Wickhams Cay PO Box 662 Road Town, Tortola British Virgin Islands	N/A

Castlerigg International Limited Executive Officers

Name	Title
Thomas E. Sandell	President

Castlerigg International Limited Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg International Limited, and the principal occupation and citizenship of each of those directors who are natural persons.

Name	Principal Occupation	Address	Citizenship
Thomas E. Sandell	Portfolio Manager	40 West 57th Street, 26th Floor New York, NY 10019	Sweden
Daniel Mignon	Executive of an investment manager	Le Prince de Galles 10 Avenue de Grande-Bretagne MC-98000 Monte-Carlo MONACO	Belgium
InterCaribbean Services Ltd.	N/A	c/o Citco BVI Limited Citco Building Wickhams Cay PO Box 662 Road Town, Tortola British Virgin Islands	N/A

Castlerigg International Holdings Limited Executive Officers

Name	Title
NONE

Castlerigg International Holdings Limited Directors

The following table sets forth the name and mailing address (business or residence) of each of the directors of Castlerigg International Holdings Limited, and the principal occupation and citizenship of each of those directors who are natural persons.

Name	Principal Occupation	Address	Citizenship
Thomas E. Sandell	Portfolio Manager	40 West 57th Street, 26th Floor New York, NY 10019	Sweden
Daniel Mignon	Executive of an investment manager	Le Prince de Galles 10 Avenue de Grande-Bretagne MC-98000 Monte-Carlo MONACO	Belgium
InterCaribbean Services Ltd.	N/A	c/o Citco BVI Limited Citco Building Wickhams Cay PO Box 662 Road Town, Tortola British Virgin Islands	N/A

Sandell Asset Management Corp. Executive Officers

The following table sets forth the name, title, principal occupation and citizenship of each of the executive officers of Sandell Asset Management Corp.. The business address of each person named below is 40 West 57th Street, 26th Floor, New York, N.Y. 10019. In each case, the principal occupation is represented by the person’s title.

Name	Title	Citizenship
Thomas E. Sandell	Chairman of the Board of Directors Chief Executive Officer and Portfolio Manager	Sweden
Timothy O’Brien	Chief Financial Officer	United States of America
Richard Gashler	General Counsel	United States of America

Sandell Asset Management Corp. Directors

The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Sandell Asset Management Corp.

Name	Principal Occupation	Address	Citizenship
Thomas E. Sandell	Portfolio Manager	40 West 57th Street, 26th Floor New York, NY 10019	Sweden
Daniel Mignon	Executive of an investment manager	Le Prince de Galles 10 Avenue de Grande-Bretagne MC-98000 Monte-Carlo MONACO	Belgium

EXHIBIT A

Sandell Asset Management
40 West 57th Street
New York, NY 10019

June 26, 2006

The Board of Directors
Southern Union Company
5444 Westheimer Road
Houston, TX 77056

Attention: Mr. George L. Lindemann
Chairman and Chief Executive Officer

Dear Mr. Lindemann et al,

Sandell Asset Management Corp (“Sandell”) and the private investment funds advised by Sandell (collectively with Sandell, the “Sandell Funds”) are the beneficial owners of 10,761,414 shares of the common stock of Southern Union Company (“Southern Union”, “SUG” or the “Company”) representing approximately 9.62% of SUG’s total outstanding shares. We believe we are now the largest single shareholder of SUG.

The Sandell Funds’ sizeable investment in Southern Union reflects our steadfast belief in the attractiveness of the Company’s assets and its cash flow generating ability. In our view, the current SUG stock price of $25.63 reflects a large and unwarranted discount to the intrinsic value of the Company that also does not recognize the strategic transformation of SUG from a regional gas utility to a natural gas-focused midstream & pipeline powerhouse.

Despite this transformation and the Company’s operational accomplishments, SUG’s stock has meaningfully underperformed its peers, and continues to trade at a significant discount to both its peer group as well as to its intrinsic value. We believe the complexity of SUG’s diverse operating assets – valuable as they may be – serves to hinder market appreciation of these businesses. It largely explains why, over the last several quarters, SUG’s stock price has essentially remained unchanged within a relatively tight range.

As you must surely share our disappointment with SUG’s consistently underperforming stock price, we call upon you to take steps to simplify the organizational structure of the Company and to highlight the value of the disparate assets. Specifically, we believe the Board should immediately consider the following:

i)	Create a tax advantageous Master Limited Partnership that would more effectively highlight the cash flow strength and stability of the Transportation & Storage segment;

ii)	Complete the current asset divestitures and take steps to sell the remaining non-core gas distribution utilities (LDCs); and
iii)	Institute a dividend increase to $1.00 per share which would put position SUG shares to be more attractive to traditional yield seeking investors.

As demonstrated in the accompanying presentation, we believe the current intrinsic value of SUG to conservatively be $35 per share based on a variety of valuation metrics. While an increase in dividends will not meaningfully change the fundamental value of the Company, it will be an important catalyst in helping to narrow the currently large discount to fair value. Moreover, an MLP will provide greater value to stockholders given the tax-efficient nature of the structure and we estimate the adoption of an MLP is likely to boost SUG’s stock to $36-$41 per share.

Concurrently, we believe it is important to also examine whether SUG, in its current composition, is well suited to be efficiently valued by the equity market. As an alternative measure, the Board should also consider putting the Company up for sale if ultimately the value of SUG is likely to be more effectively and expeditiously maximized through a sale to financial, private or other strategic parties. We believe there will be significant interest in SUG’s various assets and a strategic sale will likely achieve valuations at a significant premium to the current stock price.

Regardless of whether the Board elects to undertake various strategic initiatives or put the Company up for sale, the upside to stockholders today is substantial. We request that the Board urgently consider our proposals, and to expeditiously formulate and articulate concrete initiatives to improve shareholder value. We are hopeful that, with Mr. George Lindemann and family collectively owning approximately 16% of the Company’s shares, you will act in the best interest of all shareholders.

As the largest single interest in Southern Union, we want to work constructively with the Board and management to explore ways to improve the Company’s valuation. We believe that there is significant unrecognized value which can be addressed by our proposals and look forward to engaging the Company in seeking out our common interests.

We look forward to hearing from you soon and can be reached at (212) 603-5700.

Very truly yours,

/s/ Thomas Sandell
Thomas Sandell
Chief Executive Officer
Sandell Asset Management

Attachment enclosed

EXHIBIT B

Presentation to Issuer Attached to the Letter

Southern Union Company
Maximizing Value for All Shareholders

June 2006

Southern Union Company - Maximizing Value for All Shareholders Summary Perspective

•

Sandell Asset Management Corp. is the beneficial owner of 10,761,414 shares of the common stock of Southern Union Company (“SUG” or the Company) representing 9.62% of total outstanding SUG shares. Based on most recent public filings we believe we are the largest single shareholder of SUG

=>	Our sizeable investment in the Company reflects our steadfast belief that SUG remains extremely undervalued given the quality of its assets and its cash flow generative strength
•	Over the last few years, SUG has evolved into a holding company with an aggregation of highly valuable assets
=>

However, the complexity of these diverse assets, combined with the lack of a reasonable level of recurring distributions to shareholders, serves to magnify SUG’s discount to both its peer group as well as to its intrinsic value

•

A simplification of the organizational and operational structure of SUG, and undertaking steps to highlight key assets would help narrow the large discount to fair value. Specifically, we believe the following measures would be meaningfully value enhancing:

=>	Immediately take steps to create a tax advantageous Master Limited Partnership that would also more effectively highlight the cash flow strength and stability of the Transport & Storage segment
=> In addition, an MLP would allow SUG to efficiently monetize assets to reinvest in growth opportunities
=>	Continue down the path of selling remaining local gas distribution utilities (LDCs)
=> We believe LDCs are non-core to Southern Union’s portfolio of cash-generating assets, and transaction values continue to achieve a significant premium to trading levels
=>	Institute a dividend policy of $1.00 per share referenced along a payout ratio of 50%-55%
=> A higher dividend policy would demonstrate cash flow discipline which would also improve the attractiveness of the stock to traditional utility-oriented investors
•

Alternatively, the Board should also seriously consider whether SUG, with its current asset configuration, is well suited to achieve proper public market valuation recognition and may want to consider putting SUG up for sale

=>	The value SUG’s assets may be better recognized by financial, private or other strategic parties

Southern Union Company - Maximizing Value for All Shareholders Summary Perspective (cont’d)

•

The Company has done an excellent job of growing earnings and restructuring its portfolio of assets, however the fruits of these efforts have not been adequately reflected in the SUG stock price performance

•	As the largest single shareholder of Southern Union we strongly urge the Board to treat this call with utmost urgency

=>	We are hopeful that with Mr. George Lindemann and family collectively owning ~16% of SUG’s equity that the Board would seriously consider our initiatives to maximize value for all shareholders
=>	We look forward to further engagements with the Board and management

Southern Union Company - Maximizing Value for All Shareholders Valuation: Intrinsic Value of SUG

•	Under various valuation metrics, the fair value of SUG is worth $35.00 per share, a 37% premium to current levels

Prices As of June 23, 2006.

Multiples for Gas Utility (LDC) based on: NWN, KSE, NJR, PNY, WGL, Comparable Transaction Multiples (Aquila sale).

Multiples for Transportation & Storage (note: includes CCE Holdings) based on: WMB, KMI, ENB, STR, EP, MMP, KMP, and select comparable transaction multiples   (KMI-TER, etc.).

Multiples for Midstream Assets based on comparable transaction multiples (OKE, CPNO, etc.).

Southern Union Company - Maximizing Value for All Shareholders Valuation: Consistent Stock Price Underperformance

•	Despite recent measures, such as the modest cash dividend initiation by the Company, Southern Union continues to trade at a substantial discount to its peer group

=>	SUG’s peers have also consistently offered better shareholder returns

•	While SUG has accumulated a strong portfolio of operating assets which we find extremely attractive, the lack of market recognition of the value remains a source of concern
=>	Ultimately, public investors require not just earnings growth but also optimal recognition of those results

Notes:

Total Shareholder Return includes dividends and stock appreciation over time. Does not assume dividend reinvestment.

Source: Bloomberg.

As of June 23, 2006.

(a)  SUG Peer Index includes: ATG, EP, KMI, NJR, NWN, OKE, WMB. Index is equal-weighted based on consensus estimates.

(b)  Sandell estimates.

Southern Union Company - Maximizing Value for All Shareholders Strategic Initiatives: An MLP Would be Highly Value Accretive

•	Potential concerns about upfront tax leakage from the creation of an MLP may reflect excessive caution in this regard

	=>	A willingness to hold units in a new partnership would mitigate taxation while the public float would serve as a datapoint to reflect the true value of the contributed assets
	=>	An MLP structure would be value accretive for the Company, and we estimate would result in a valuation of $36-$41/share or a 40%-60% premium to the current price

Notes:

Assumes MLP asset transfers done ratably over next four years. Assumes Nov. 2009 CCE 50% Purchase Option exercised.

Multiples used for valuation of Gas Utility (LDC) based on: NWN, KSE, NJR, PNY, WGL, Comparable Transaction Multiples (Aquila sale).

Multiples used for valuation of Panhandle/Trunkline/CCE Holdings based on: WMB,KMI,ENB,STR,EP, MMP, KMP, Comparable Transaction Multiples (KMI-TER, etc.).

Multiples used for valuation of SU Gas Services (formerly Sid Richardson) based on Comparable Transaction Multiples (OKE, CPNO, etc.).

Southern Union Company - Maximizing Value for All Shareholders Strategic Initiatives: Sale of LDCs A Critical Step for Long-Term Growth

•	While Local Gas Distribution Companies (LDCs) generally are a low-risk, high multiple business, we believe they offer little financial or strategic value for SUG shareholders
=>	The business has a very low organic growth rate which is a mismatch for SUG’s core assets
=>	Difficulty achieving authorized returns on equity due to growing bad debt, declining per customer usage, weather sensitivity, etc.
=>	Produce little free cash flow as capital expenditures approximate or exceed depreciation levels
=>	State regulation in challenging jurisdictions has become even tougher with the rise in commodity prices
•	The sale of the remaining LDCs should provide more balance sheet flexibility and allow SUG to enhance its dividend substantially

Southern Union Company - Maximizing Value for All Shareholders Strategic Initiatives: Increase in Dividends Would Raise SUG Profile

•	Southern Union’s current dividend payout ratio of 22% is not in line with regulated companies which pay out a larger portion of their earnings

=>	As a result the Company does not attract sufficient investor interest from traditional yield-oriented institutions

•

Without constraining its operations, SUG has the potential to boost dividends significantly and target a payout ratio of 50%-55%. This would allow SUG shareholders to receive a $1.00 per share annual dividend

=>

Based on a current settlement yield of 3.2% such a boost in dividends to shareholders would have the likely effect of attracting greater investor interest in SUG and lifting the Company’s stock price materially towards its fair value

•	Ultimately, if Southern Union is to remain a public company, utility and regulated asset investors demand a more robust payout ratio

=>	There is a strong correlation between valuation multiples and corresponding dividend rates - companies with higher dividends are broadly rewarded with higher P/E ratios
=>	Dividends also provide stability and support for stocks, as well as finally broadening SUG’s appeal to all classes of investors

Southern Union Company - Maximizing Value for All Shareholders Strategic Sale Likely to Realize Greater Upside for Shareholders

•

Although Southern Union has significant growth potential in the next few years and we believe the various initiatives highlighted so far would be effective in improving the stock price, value can also be realized through a sale of the Company

•

We believe the market’s improper valuation of SUG is driven largely by a lack of appreciation for the Company’s myriad complex assets, and as a result, the Board should also consider whether remaining public with its current asset configuration is optimal for realizing shareholder value

•	Given the highly strategic nature of SUG’s assets and the Company’s strong cash flow profile, we believe Southern Union’s assets are highly attractive to both strategic and financial investors

	=>	Recent data points include the well-received Kinder Morgan deal at 11.9x EBITDA / 20.0x PE

	=>	SUG’s growth and native cash generation make it an ideal candidate for a buyout

	=>	Potential transaction(s) can be structured to minimize tax-related concerns of shareholders

Notes:

Multiples based on the recently proposed Kinder Morgan, Inc. MBO/LBO offer.

Southern Union Company - Maximizing Value for All Shareholders Conclusion: Laying the Roadmap to Creating Shareholder Value

•	The Company has assembled a high quality portfolio of energy assets and related growth prospects
•

However, given the market’s consistent failure to recognize the value of these assets, we believe the Board needs to undertake additional measures to improve the realization of value for shareholder including the following steps:

	=>	Create a Master Limited Partnership
	=>	Sell the remaining LDC properties
	=>	Increase dividends to raise appeal to yield seeking investors
	=>	Explore a strategic sale and possible buyout of the Company